Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

RECEIVED
2008 NOV 12 A 8:32
CORPORATE FINANCE

08005776

Leuven, 06 November 2008

SUPPL

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
NOV 14 2008
THOMSON REUTERS

Benoît Loore
Assistant Corporate Secretary

dw 11/12

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev reports Third Quarter and 2008 Nine Months Results

InBev (Euronext: INB), the world's leading brewer, announced today its results for the third quarter (3Q08) and 9 months (9M08) of 2008.

3rd QUARTER HIGHLIGHTS

Except where otherwise stated, the analyses below are based on organic figures and refer to 3Q08 versus the third quarter of last year:

- **Volume performance:** total volumes grew 1.9% and our own beer volumes rose 0.8%. Soft drinks delivered volume growth of 13.8%. We leveraged our global platform - with leading positions in key markets – to continue to drive volume gains.
- **Market share gained or maintained:** We have gained or maintained market share in 8 out of our top 10 markets (September ytd), as compared to last year. In the same period, we have gained market share in Argentina, Germany, Belgium, China, South Korea, Canada and the UK. In Brazil, our market share remains stable year to date (September).
- **Brand Focus Yielding Results:** Our decision to put greater focus on and investment in a fewer number of brands has produced encouraging results. Year to date (to September 2008), these brands have significantly outperformed total own beer sales, with volume growth of 4.4%. Recent examples are Stella Artois in the US, Beck's in Germany, Cass in South Korea, Budweiser and Bud Light in Canada, and Quilmes and Stella Artois in Argentina. In particular, our global brands, Stella Artois and Beck's, performed very well, growing 8.1%.
- **Brand Renovation and Innovation:** We continued to invest in brand building, increasing our spending on marketing and sales by 12.5% during the third quarter. Recent product renovation and innovation is expected to further improve the performance of our focus brands. Examples include Stella Artois 4% in the UK, Stella Artois Légère in Canada, new packaging for Beck's globally, as well as innovations such as Beck's Ice in Germany, Cass Lemon in South Korea and Hoegaarden Citron in Belgium.
- **Revenue Growth:** our **total revenues** grew 7.7% and **revenues per hectoliter** 5.7%, reflecting the improved product mix and revenue management activities implemented across our businesses.
- **Cost of Sales:** Our total **Cost of Sales** (CoS) increased by 12.0% overall, 9.9% on a **per hectoliter basis** as a result of inflationary and commodities pressures.
- **Disciplined expense control:** We are continuing our efforts to shift "non-working money" into "working money"; i.e. focusing our spend on activities that directly relate to what our consumers "see, touch and enjoy". Despite strong investments in our brands, overall operating expenses only increased by 5.0%.
- **EBITDA:** Normalized EBITDA of 1 393 million euro grew by 6.5%, and normalized EBITDA margin for the quarter was 35.3% compared to 35.2% in the same quarter last year on a non-organic basis. On an organic basis, i.e. after eliminating the effects of currency translation and scope changes (in both Revenue and EBITDA), EBITDA margin decreased 40bp.

- **Earnings per share growth:** Normalized EPS was 0.91 Euro, representing an absolute growth of 7.1%.
- **Better World Commitment:** On September 16, we launched our 2008 Citizenship Report (which can be found at www.InBev.com), outlining our results and efforts on the four foundations of our "Better World Commitment": Economic Value, Responsible Drinking, Environment and People.
- **People:** Pursuant to our strategy of promoting, attracting and retaining top talent, we have appointed 139 new "partners" in 2008, thereby making 139 new members of our top talent pool to receive shares as part of our long term retention program.
- **Anheuser-Busch Combination:** The combination with Anheuser-Busch is on track to close by the end of the year, pending approval by Anheuser-Busch shareholders and receipt of remaining regulatory approvals. The InBev shareholders' meeting approved the transaction on September 29, 2008, and regulatory clearances have been obtained in a number of jurisdictions. In addition, we have successfully completed primary syndication of our recently arranged debt facility, and remain committed to maintaining an investment grade credit rating. As a consequence of unprecedented volatility in the global capital markets, our Board decided to postpone our previously announced capital increase until market conditions stabilize. Such postponement will have no impact on the timing of closing of the combination with Anheuser-Busch.

Carlos Brito, CEO, commented: "*Our team's commitment to top-line growth and disciplined cost management remain key priorities for achieving sustainable long-term results. We believe we are equipped for the coming challenging economic environment: not only has the beer business generally shown resilience in tough times, but we also operate with a lean structure with great geographic diversification between emerging and developed markets. We also look forward to closing our combination with Anheuser-Busch, which will increase our exposure to the U.S., a "mature" yet growing market. In addition, we will be able to expand the Budweiser brand globally and strengthen the presence of our global brands Stella Artois and Beck's in the U.S. Our focus for the newly combined company will be threefold: (i) integrating the businesses, (ii) de-leveraging the company and (iii) delivering the expected synergies. This is how we intend to generate long-term shareholder value.*"

Felipe Dutra, CFO, said: "*During the third quarter we continued to experience CoS/Hl increase vs. last year, however, we anticipate significant deceleration in CoS/Hl growth during the 4Q08, as commodity price comparisons ease. On a full year basis we expect the CoS/Hl increase to be moderately above of the upper-end of our previous expectation, which was between 5-6%. This performance is primarily driven by the combined effects of lower than expected volume growth in Zones with below average CoS/hl (LAN and CEE) and a lower dilution of industrial fixed costs embedded in the Cost of Sales due to lower than expected volumes overall.*"

Figure 1: Consolidated performance (million euro)

	3Q08	3Q07	Organic growth
Total volumes (thousand Hls)	71 832	71 084	1.9%
Total beer volumes	61 579	62 046	0.2%
Of which InBev own beer	60 395	60 437	0.8%
Non-beer volumes	10 254	9 038	13.8%
Revenue	3 946	3 778	7.7%
Gross profit	2 281	2 224	4.7%
Normalized EBITDA	1 393	1 330	6.5%
Normalized EBIT	1 088	1 056	4.5%
Profit attributable to equity holders of InBev (normalized)	542	522	
Profit attributable to equity holders of Inbev	447	519	
Normalized earnings per share (euro)	0.91	0.85	
Earnings per share (euro)	0.75	0.85	
Margins			
Gross margin	57.8%	58.9%	-163 bp
Normalized EBITDA margin	35.3%	35.2%	-40 bp
Normalized EBIT margin	27.6%	27.9%	-82 bp

InBev's 3Q08 and 9M08 numbers are based on unaudited consolidated interim financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analyses of growth and other comments included in this press release are unless otherwise indicated, based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities, and the transfer of activities between segments.
Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding. EPS based upon weighted average of 598 (611 for 3Q07) million ordinary shares outstanding.

FOCUS BRAND PERFORMANCE

Out of more than 200 brands, we have decided to focus on those with greater growth potential within each relevant consumer segment. Those brands include our global brands Beck's and Stella Artois and some of our multi-country and local jewels that together account for about 60% of our total volume.

Our decision to focus on and invest in a fewer number of brands has produced encouraging results so far. Year to date (to September), our focus brands have significantly outperformed total and own beer sales, with volume growth of 4.4% (3Q08 total volumes grew 1.9% and own beer volumes 0.8%). Recent examples are Stella Artois in the US, Beck's in Germany, Cass in South Korea, Budweiser and Bud Light in Canada, and Quilmes and Stella Artois in Argentina.

Our global brands, Stella Artois and Beck's, performed very well, growing 8.1%. Stella Artois volumes increased by 1.9%, as strong volume performance in the US and Latin America South was offset by lower volumes in the UK. Volumes of Beck's grew by 16% in the third quarter, driven by the strong performance of the brand and its line extensions in its home market, Germany, in addition to solid performance in the US import segment.

In the first nine-months of 2008 our global brands grew 2.3%, ahead of total and own beer volume growth (9M08 total volumes grew 0.8% and own beer volumes 0.4%). Stella Artois grew by 0.5% and volumes of Beck's increased by 4.6% in the same period.

THIRD QUARTER VOLUMES

Figure 2. Volumes (thousand Hls)

	3Q07	Scope	Organic growth	3Q08	Organic growth
North America	3 558	0	17	3 574	0.5%
Latin America - North	23 038	-335	1 074	23 777	4.7%
Latin America - South	6 503	0	841	7 345	12.9%
Western Europe	9 311	-288	-210	8 812	-2.3%
Central and Eastern Europe	15 133	0	-833	14 300	-5.5%
Asia Pacific	12 266	0	249	12 516	2.0%
Global Export and Holding Companies	1 275	0	234	1 509	18.4%
InBev Worldwide	**71 084**	**-624**	**1 372**	**71 832**	**1.9%**

Except where otherwise stated, the analyses below are based on organic figures and refer to 3Q08 versus the same period of last year:

Consolidated volumes grew 1.9%. InBev's own beer volumes increased 0.8%, slightly ahead of overall beer volumes (0.2% growth), as a result of the ongoing focus on growing our own branded volumes. Soft drinks grew 13.8% in the quarter. We experienced volume growth in North America, Latin America North, Latin America South and Asia Pacific, while Central and Eastern Europe (CEE) and Western Europe (WE) reported volume declines. However in WE, while total volumes declined, our own beer volumes increased due to our strategy of reducing third-party subcontracted volumes and commercial products, focusing on our higher value added brands.

In **North America**, our total volumes increased 0.5%.

In **Canada**, own beer volumes grew by 3.0% and the brands we produce, especially Budweiser and Bud Light, performed well. Imports to Canada have maintained their strong volumes.

Total **Latin America North** volumes were 4.7% higher (beer +0.8%; non-beer +15.5%).

In **Brazil**, beer volumes grew 1.1% as consumer spend continued to be under pressure from food inflation and September saw poor weather in key regions. In September 2008, we gained 40 bps of market share versus August 2008 according to the Nielsen Institute, achieving 67.7% market share.

Our soft drinks operation posted strong organic volume growth of 14.8% in the quarter coupled with strong market share performance.

Volumes continued to grow in **Latin America South**, up by 12.9% (beer +14.2%; non-beer +11.2%).

In **Argentina**, our beer volumes grew by 15.7%, ahead of industry growth, despite the continued uncertainties posed by the general economic and political environment. Our strong performance in the country is a result of our focus on the premium segment, as well as successful marketing and innovation initiatives in relation to our focus brands. Our performance in the premium segment is driven by the solid performance of the Stella Artois brand, which has become the leader in this segment only 2.5 years after its introduction in the market.

Western Europe own beer volumes were 2.5% higher, driven by strong volume performance in Belgium and Germany. A strong double-digit decrease in lower value, non-branded products, fully consistent with our focus on deriving value from our own brand portfolio, led to a reported total volumes decline of 2.3%.

Germany continues to be a good example of the success of our brand building strategy in Western Europe. In fact, although total volumes decreased by 1.8%, sales of own beer volumes grew 8.8%. This is mainly due to the reduced production of third-party brands, focusing instead on our own brands. The Beck's brand continued to produce good results in the third quarter. In addition, during the first six months of 2008, the market research institute Nielsen reported that Franziskaner achieved the number 2 market share position in the German white-beer category for the first time.

In **Belgium**, our own beer volumes grew by 7.7%, better than the industry growth and a significant improvement from last quarter, supported by our strong brands Jupiler, Stella Artois, Hoegaarden, and Leffe.

In the **United Kingdom**, our own beer volumes declined by 5.3%. Domestic volume declines are in line with the declines in the domestic industry. We have successfully launched a new version of Stella Artois, which is 4% alcohol by volume (ABV) and is branded "Stella Artois 4%".

The decline in volumes in **Central and Eastern Europe** of 5.5% is partly due to continued volume reductions in Russia and Ukraine in the less profitable value and price brands, as well as a tough comparable period in the third quarter of 2007 (which presented growth of 10.7%). The enhanced focus on growing the share of higher margin and premium brands has not yet fully offset the decline in the more affordable brands. Overall, the industry as a whole is growing only modestly, contrary to the market's original expectations of strong growth.

In **Russia**, own beer volumes fell by 10.5%, as a result of weak industry volumes and share loss (in 3Q07 growth of 14%). However, we have maintained our focus on driving the market share of higher margin and premium brands such as Siberian Crown and Klinskoye. The gains in share of our premium brands have not yet offset the losses in value/price brands, but it is a strategy designed to pay off in the long run.

In the **Ukraine**, own beer volume decreased by 8.5% (in 3Q07 growth of 14.9%), also attributable to our focus on higher margin and premium brands, such as Chernigivske and Staropramen.

Volumes grew 2.0% in **Asia Pacific**.

In **China**, volumes rose 0.9% and market data up to August indicates that the industry is weak, but our market share in the regions in which we are present is improving marginally.

Our volumes in **South Korea** grew by 7.9%, mainly due to the success of the Cass brand, which grew by 12.8% in the quarter. The consumer preference figures for Cass continued to increase and market share of the brand also grew year to date.

3Q08 shipment volumes of our **European imports into the US** were significantly higher, against an easy comparable period in 3Q07, resulting in 72.2% growth. Depletion volumes continued to show a solid increase, led by the strong growth of Stella Artois and Beck's.

INCOME STATEMENT – 3Q08

Figure 3. Consolidated Income Statement (million euro)

	3Q07	Scope	Currency translation	Organic growth	3Q08	Organic growth
Revenue	**3 778**	**-28**	**-93**	**289**	**3 946**	**7.7%**
Cost of sales	-1 553	12	61	-185	-1 666	-12.0%
Gross profit	**2 224**	**-16**	**-33**	**104**	**2 281**	**4.7%**
Distribution expenses	-447	4	13	-32	-463	-7.3%
Sales and marketing expenses	-532	5	17	-66	-576	-12.5%
Administrative expenses	-251	6	1	23	-221	9.2%
Other operating income/expenses	62	-11	-1	18	68	30.2%
Normalized profit from operations (normalized EBIT)	1 056	-12	-3	47	1 088	4.5%
Non recurring items above EBIT	12				-77	
Net finance costs	-157				-158	
Share of results of associates	0				1	
Non recurring net finance cost	0				-25	
Income tax expense	-197				-180	
Profit	**714**				**649**	
attributable to equity holders of InBev	519				447	
attributable to minority interests	195				202	
Normalized EBITDA	**1 330**	**-14**	**-10**	**86**	**1 393**	**6.5%**

Normalized EBIT and EBITDA is EBIT and EBITDA, respectively, before non-recurring items. The impact of non-recurring items in 3Q08 was -77 million euro on both EBIT and on EBITDA, while it was +12 million euro on EBIT and -9 million euro on EBITDA in 3Q07.

Except where otherwise stated, the analyses below are based on organic figures and refer to 3Q08 versus the same period of last year:

Revenue – Consolidated revenue grew 7.7% (289 million euro) in the third quarter, totaling 3 946 million euro. The increase in revenue is the result of volume growth, and 5.7% higher revenue per Hl reflecting the product mix and revenue management activities implemented across our businesses. On a constant geographic basis, i.e. eliminating the impact of faster growth in countries with lower revenue per Hl in euro, revenue per Hl would have grown 6.7% organically. We remain committed to achieving revenue growth in excess of volume growth.

Cost of Sales (CoS) – Consolidated CoS was 12.0% (185 million euro) above last year, reaching 1 666 million euro. On a per Hl basis, CoS increased by 9.9%. On a constant geographic basis, the organic increase in cost of sales per Hl would have been 11.5%.

Operating Expenses increased by 5.0% in the third quarter, as higher commercial expenses were partly offset by a decrease in administrative expenses. The increase in overall operating expenses is primarily due to higher sales and marketing expenses, which increased by 12.5%. This increase is in line with our commitment to generate long term top-line growth. Distribution expenses rose by 32 million euro (7.3%) to 463 million euro. Administrative expenses were reduced by 23 million euro (9.2%), totaling 221 million euro, as a result of sound fixed cost management and lower bonus accruals compared to last year. Other operating income/expenses were 18 million euro better than last year.

EBITDA – 3Q08 normalized EBITDA of 1 393 million euro is 6.5% above last year, an increase of 86 million euro.

- North America EBITDA was 173 million euro (-2.3% / down 5 million euro) as solid revenue growth was more than offset by higher CoS and operating expenses
- Latin America North EBITDA reached 582 million euro (+9.2% / up 46 million euro), on the back of robust volume and revenue increases, and sound management of fixed costs
- Latin America South grew EBITDA to 102 million euro (+30.7% / up 24 million euro), mainly driven by strong volume performance and revenue management
- Western Europe recorded EBITDA of 207 million euro (-0.3% / down 1 million euro), as higher gross profit was offset by higher commercial expenses
- Central & Eastern Europe EBITDA was 162 million euro (-19.1% / down 40 million euro), as a result of volume decline, higher cost of sales, and higher sales and marketing expenses, driven by our continued focus on higher margin brands
- Asia Pacific delivered an EBITDA of 89 million euro (+14.8% / up 14 million euro), mainly due to successful revenue management initiatives and higher Other Operating Income compared to last year
- Global Export & Holding Companies EBITDA was 77 million euro (up 46 million euro), due to sound fixed cost management and lower bonus accruals compared to last year.

The consolidated normalized **EBITDA margin** for 3Q08 was 35.3% (3Q07: 35.2%); 10 bps higher than the prior year on a non-organic basis, despite a decrease of 40 bps organically after eliminating the currency translation and scope changes impacts in both Revenue and EBITDA.

Non-recurring items – non-recurring items above EBIT totaled -77 million euro. InBev incurred 27 million euro of restructuring charges during the third quarter of 2008, which mainly consist of organizational alignments and outsourcing of activities in Western Europe. Furthermore, as a result of InBev's plans to implement a new distribution model in France, InBev is currently negotiating a transfer of a controlling interest in its current integrated distribution network and entry into a partnership for the distribution of InBev's beverages. In connection with this reorganization, InBev has recognized an asset held for sale, and has recognized its currently expected impairment loss arising from this reorganization of an initial EUR 50 million as of 30 September 2008

Profit – Normalized profit attributable to equity holders of InBev was 542 million euro (and normalized EPS was 0.91 euro) in 3Q08. Reported profit attributable to equity holders of InBev for 3Q08 was 447 million euro, which included the following impacts:

- ***Net finance costs***: 158 million euro; 1 million higher than 3Q07 which is largely explained by higher interest charges for the parent companies and for AmBev Brasil as a result of a higher average net debt position partially offset by lower finance cost.
- ***Non recurring net finance cost:*** In the light of the pending combination with Anheuser-Busch, InBev recognized a non recurring expense of 25 million euro related to the commitment fees for the syndicated senior loan and equity bridge facility. The commitment fees accrue and are payable periodically on the aggregate undrawn commitment amounts under these facilities.
- ***Income tax expense:*** 180 million euro with an effective tax rate of 21.7% (versus 21.6% in 2007). Excluding the impact of the recognition of the non recurring impairment in France, the effective tax rate would have been 20.5%
- ***Profit attributable to minority interests:*** 202 million euro (3Q07: 195 million euro)

Figure 4: Consolidated performance (million euro)

	9M08	9M07	Organic growth
Total volumes (thousand Hls)	199 295	198 286	0.8%
Total beer volumes	169 401	170 185	-0.1%
Of which InBev own beer	165 766	165 500	0.4%
Non-beer volumes	29 894	28 101	6.4%
Revenue	10 854	10 549	5.7%
Gross profit	6 268	6 185	3.0%
Normalized EBITDA	3 614	3 525	4.3%
Normalized EBIT	2 764	2 727	2.6%
Profit attributable to equity holders of InBev (normalized)	1 360	1 282	
Profit attributable to equity holders of Inbev	1 238	1 298	
Normalized earnings per share (euro)	2.27	2.10	
Earnings per share (euro)	2.07	2.12	
Margins			
Gross margin	57.7%	58.6%	-150 bp
Normalized EBITDA margin	33.3%	33.4%	-45 bp
Normalized EBIT margin	25.5%	25.9%	-76 bp

VOLUMES FOR THE FIRST 9 MONTHS OF 2008

Figure 5. Volumes (thousand Hls)

	9M07	Scope	Organic growth	9M08	Organic growth
North America	9 413	83	119	9 614	1.3%
Latin America - North	69 533	46	1 442	71 021	2.1%
Latin America - South	20 692	0	2 441	23 133	11.8%
Western Europe	27 173	-824	-848	25 501	-3.2%
Central and Eastern Europe	38 492	0	-1 770	36 722	-4.6%
Asia Pacific	29 253	0	332	29 585	1.1%
Global Export and Holding Companies	3 730	68	-78	3 720	-2.1%
InBev Worldwide	**198 286**	**-628**	**1 637**	**199 295**	**0.8%**

Except where otherwise stated, the analyses below are based on organic figures and refer to the first nine months of 2008 versus the same period of last year:

InBev's **consolidated volumes** increased 0.8% during the first nine months of 2008 vs. last year, and our **own beer volumes** grew by 0.4%. **Soft drinks** volumes grew 6.4% year to date.

Beer volumes in **North America** recorded 1.3% growth in the first nine months of 2008. In **Canada**, own beer was up 1.3%.

Volumes increased by 2.1% in **Latin America North** (beer +0.9%; non-beer +5.1%). Beer volumes in **Brazil** grew by 0.9%.

Latin America South volumes grew by 11.8% during the first nine months of 2008 (beer +12.9%; non-beer +10.3%). All countries delivered double-digit growth in beer volumes, with **Argentina** beer volumes growing 12.8%.

Western Europe own volumes increased by 0.5%, while total volumes declined by 3.2%, as a result of our strategy to reduce subcontracted volumes and commercial products.

In **Belgium**, own volumes decreased by 2.2% in the first nine months of 2008. **UK** own beer volumes are 2.3% below last year, and own beer volumes rose 6.4% in **Germany**.

Central & Eastern Europe beer volumes were 4.6% lower in the first nine months 2008. In **Russia** own beer volumes declined by 9.7%, mainly due to our focus on higher margin brands. In the **Ukraine**, own beer volumes were 0.3% lower in the first nine months.

Asia Pacific volumes were 1.1% higher than last year, with **South Korean** volumes contributing 6.0% growth and **China** volumes remaining unchanged compared to last year.

Shipment volumes of our **European imports into the US** increased by 3.9% in the first nine months 2008, led by the strong growth of Stella Artois.

INCOME STATEMENT – 9M08

Figure 6. Consolidated Income Statement (million euro)

	9M07	Scope	Currency translation	Organic growth	9M08	Organic growth
Revenue	**10 549**	**-35**	**-261**	**601**	**10 854**	**5.7%**
Cost of sales	-4 363	18	175	-416	-4 586	-9.6%
Gross profit	**6 185**	**-16**	**-86**	**185**	**6 268**	**3.0%**
Distribution expenses	-1 271	0	31	-69	-1 310	-5.5%
Sales and marketing expenses	-1 621	14	52	-129	-1 683	-8.0%
Administrative expenses	-739	-23	5	58	-699	7.7%
Other operating income/expenses	173	-6	-3	24	188	12.9%
Normalized profit from operations (normalized EBIT)	2 727	-31	-2	71	2 764	2.6%
Non recurring items above EBIT	35				-113	
Net finance cost	-453				-493	
Non recurring net finance cost	0				-25	
Share of results of associates	0				3	
Income tax expense	-464				-332	
Profit	**1 845**				**1 804**	
attributable to equity holders of InBev	1 298				1 238	
attributable to minority interests	547				566	
Normalized EBITDA	**3 525**	**-36**	**-25**	**150**	**3 614**	**4.3%**

Normalized EBIT and EBITDA is EBIT and EBITDA, respectively, before non-recurring items. The impact of non-recurring items in 9M08 was -113 million euro on both EBIT and on EBITDA, while it was +35 million euro on EBIT and -9 million euro on EBITDA in 9M07.

Except where otherwise stated, the analyses below are based on organic figures and refer to the first nine months of 2008 versus the same period of last year:

Revenue – Consolidated revenue grew by 5.7% (601 million euro), to 10 854 million euro. Revenue per Hl was 4.9% higher, with all Zones achieving higher revenue per Hl, reflecting ongoing improvements in our product mix and other revenue management initiatives. On a constant geographic basis, i.e. eliminating the impact of faster growth in countries with lower revenue per Hl in euro, revenue per Hl would have grown 5.9% organically.

Cost of Sales (CoS) – Consolidated CoS of 4 586 million euro was 9.6% (416 million euro) above last year. CoS per Hl increased 8.7%. On a constant geographic basis, the organic increase in cost of sales per Hl would have been 10.1%.

Operating Expenses – Operating expenses for the first nine months of 2008 totaled 3 504 million euro, an organic increase of 3.4% or 116 million euro, as sound fixed cost management and lower bonus accruals were more than offset by increased commercial expenses. The increase in commercial expenses is part of our strategy of investing in long-term value creation through brand building.

EBITDA – Normalized EBITDA was 3 614 million euro in the first nine months of 2008, 4.3% above last year (up 150 million euro). The consolidated normalized EBITDA margin for the nine months was 33.3% (2007: 33.4%), representing an organic decrease of 45 basis points.

- North America delivered an EBITDA of 436 million euro (+4.6% / up 20 million euro)
- Latin America North EBITDA was 1 676 million euro (+4.4% / up 67 million euro)
- Latin America South EBITDA increased to 332 million euro (+37.6% / up 99 million euro)
- Western Europe's EBITDA was 481 million euro (-5.9% / down 33 million euro)
- Central & Eastern Europe achieved EBITDA of 328 million euro (-17.6% / down 74 million euro)

- Asia Pacific EBITDA was 181 million euro (1.7% / up 4 million euro)
- Global Export & Holding Companies EBITDA was 179 million euro (up 68 million euro).

Profit – Normalized profit attributable to equity holders of InBev was 1 360 million euro (and normalized EPS was 2.27 euro) for the first nine months of 2008. Reported profit attributable to equity holders of InBev for the period was 1 238 million euro, which included the following impacts:

- ***Net finance costs:*** 493 million euro (versus 453 million euro in 2007). Largely explained by a higher interest charges for the parent companies and for AmBev Brasil as a result of a higher average net debt position.
- ***Non recurring net finance cost:*** In the light of the pending combination with Anheuser-Busch, InBev recognized a non recurring expense of 25 million euro related to the commitment fees for the syndicated senior loan and equity bridge facility. The commitment fees accrue and are payable periodically on the aggregate undrawn commitment amounts under these facilities.
- ***Income tax expense:*** 332 million euro with an effective tax rate of 15.6% (versus 20.1% in 2007). This decrease mainly results from the recognition of a deferred tax asset of 83m euro following the use of tax losses not previously recognized. This has been partially offset by the recognition of a non recurring impairment on the French distribution network on which no deferred tax assets are recognized. Furthermore, the company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006. Excluding the impact of the recognition of the deferred tax asset and the non recurring expense in France, the effective tax rate would have been 19.0%.
- ***Profit attributable to minority interests:*** 566 million euro (9M07: 547 million euro).

CURRENCY EFFECTS

Transactional Currency Exposure - InBev systematically hedges its transactional but not the translational FX exposures. At the end of October 2008, InBev had already locked in all its anticipated Brazilian real /US dollar transactional exposure for 2009 at an average forward rate of 1.88 Brazilian Real per US dollar (equivalent to an average spot rate of 1.74 Brazilian Real per US dollar), thus 5.8% lower than the 2.00 Brazilian Real per US dollar average rate for 2008, resulting into a positive EBITDA impact in 2009 of BRL 83.7 million.

Other exposures such as US dollar / Argentinean Peso, US dollar / Russian Ruble, Euro / Russian Ruble, Euro / Romanian Leu, Euro / Ukrainian Hryvnia were either fully or mostly covered for 2009 before the recent market turmoil, at rates in line with 2008 averages, thus with no material transactional impact.

Debt Currency Matching - Our current debt currency exposure is approximately matching that of our EBITDA / cash flow generation. Thus our current leverage as measured by Net Debt to EBITDA remains substantially unchanged after the recent currency fluctuations.

Capital Increase - As previously disclosed, InBev has matched sources and uses of proceeds for the capital increase by pre-hedging the EUR-US dollar exposure at an average all-in-rate of USD 1.5409 /EUR. Since the capital increase will be in EUR and the purchase of Anheuser-Busch shares will be executed in US dollars, those hedging arrangements will effectively result in a lower number of InBev shares being issued in comparison to the number that would have been issued based on current market foreign exchange rates.

Use of Derivatives - InBev has been conservative in the use of derivatives and the recent market volatility has not negatively impacted its liquidity.

OUTLOOK

Our brand strategy is to continue focusing on the brands with greater growth potential within each relevant consumer segment.

We believe that the pending combination with Anheuser-Busch and further expansion of our current programs such as Values Based Brands, Zero Base Budgeting and Voyager Plant Optimization will further enable us to deliver on our commitment to achieve sustainable organic volume and profit growth, as well as continued EBITDA margin expansion.

In addition to running our global operations, our focus for the newly combined company will be threefold: (i) integrating the businesses, (ii) de-leveraging the combined company and (iii) delivering the expected synergies. Cash flow generation will be a top priority in this regard, and the combined company will be well equipped to execute this plan.

We believe that our people are our only long-term and sustainable competitive advantage for achieving our dream to be the best beer company in a better world. In challenging times, we will count on the strong alignment of great people more than ever to continue to deliver on our commitments.

We remain committed to generating long-term value for our shareholders.

The financial data included in this document have not been subject to an audit or a review by our statutory auditor.

Annexes

InBev website: http://www.InBev.com/media/3 2 0 pressreleases.cfm

- Third Quarter 2008 (3Q08) segment information
- Nine Months 2008 (9M08) segment information
- Reconciliation between Brazilian GAAP and IFRS figures for Latin America (9M08)

Third Quarter 2008 Agenda

November 6th, 2008

Conference call 3Q08 results for investors

2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: fabio.spina@inbev.com

Thelke Gerdes
Investor Relations Manager
Tel: +32-16-27-68-88
Fax: +32-16-50-68-88
E-mail: thelke.gerdes@inbev.com

Forward looking statements legend:

Forward Looking Statements:
Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of InBev and Anheuser-Busch with the Securities and Exchange Commission ("SEC"), in press releases, and in oral and written statements made by or with the approval of InBev that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger between InBev and Anheuser-Busch, including future financial and operating results, synergies, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements about the timing of the merger between InBev and Anheuser-Busch; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of InBev or Anheuser-Busch or their managements or boards of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev and Anheuser-Busch. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) the failure of shareholders of InBev or Anheuser-Busch to approve the merger; (vii) local, regional,national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev's and Anheuser-Busch's assessment of that impact; (viii) increasing price and product competition by competitors, including new entrants; (ix) rapid technological developments and changes; (x) InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xi) containing costs and expenses; (xii) governmental and public policy changes; (xiii) protection and validity of intellectual property rights; (xiv) technological, implementation and cost/financial risks in large, multi-year contracts; (xv) the outcome of pending and future litigation and governmental proceedings; (xvi) continued availability of financing; (xvii) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xviii) material differences in the actual financial results of merger and acquisition activities compared with expectations of InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or Anheuser-Busch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. InBev and Anheuser-Busch undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Anheuser-Busch by InBev. In connection with the proposed acquisition, InBev and Anheuser-Busch have filed and intend to file relevant materials with the SEC, including Anheuser-Busch's proxy statement on Schedule 14A.

INVESTORS OF ANHEUSER-BUSCH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANHEUSER-BUSCH'S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders are able to obtain the documents free of charge through the website maintained by the SEC at www.sec.gov, and Anheuser-Busch stockholders can obtain transaction-related documents for free from Anheuser-Busch.

InBev and certain of its directors and executive officers and other persons, and Anheuser-Busch and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the holders of Anheuser-Busch common stock in respect of the proposed transaction.

Information regarding InBev's directors and executive officers is available in its Annual Report for the year ended December 31, 2007, available at www.InBev.com/annualreport2007. Information about the directors and executive officers of Anheuser-Busch and their respective interests in Anheuser-Busch by security holdings or otherwise is set forth in its proxy statement relating to the 2008 annual meeting of stockholders, which was filed with the SEC on March 10, 2008. Investors may obtain additional information regarding the interest of the participants by reading the proxy statement regarding the acquisition which was filed with the SEC on October6, 2008.

Annex 1 3Q08 segment information

Annex 2 - 3Q08 segment information (million euro)

InBev Worldwide	3Q07	Scope	Currency translation	Organic growth	3Q08	Organic growth
Total volumes (thousand Hls)	71 084	-624	0	1 372	71 832	1.9%
Revenue	**3 778**	**-28**	**-93**	**289**	**3 946**	**7.7%**
Cost of sales	-1 553	12	61	-185	-1 666	-12.0%
Gross profit	**2 224**	**-16**	**-33**	**104**	**2 281**	**4.7%**
Distribution expenses	-447	4	13	-32	-463	-7.3%
Sales and marketing expenses	-532	5	17	-66	-576	-12.5%
Administrative expenses	-251	6	1	23	-221	9.2%
Other operating income/expenses	62	-11	-1	18	68	30.2%
Normalized EBIT	1 056	-12	-3	47	1 088	4.5%
Normalized EBITDA	**1 330**	**-14**	**-10**	**86**	**1 393**	**6.5%**
Normalized EBITDA margin	35.2%				35.3%	-40 bp

North America	3Q07	Scope	Currency translation	Organic growth	3Q08	Organic growth
Total volumes (thousand Hls)	3 558	0	0	17	3 574	0.5%
Revenue	**447**	**0**	**-44**	**19**	**422**	**4.2%**
Cost of sales	-136	0	14	-20	-141	-14.6%
Gross profit	**312**	**0**	**-29**	**-1**	**281**	**-0.3%**
Distribution expenses	-75	0	8	-7	-74	-9.3%
Sales and marketing expenses	-50	0	5	-3	-48	-6.5%
Administrative expenses	-15	0	2	-1	-14	-4.1%
Other operating income/expenses	2	0	0	7	8	401.7%
Normalized EBIT	173	0	-15	-5	153	-2.9%
Normalized EBITDA	**195**	**0**	**-17**	**-5**	**173**	**-2.3%**
Normalized EBITDA margin	43.6%				41.1%	-274 bp

Latin America - North	3Q07	Scope	Currency translation	Organic growth	3Q08	Organic growth
Total volumes (thousand Hls)	23 038	-335	0	1 074	23 777	4.7%
Revenue	**1 145**	**-8**	**74**	**65**	**1 276**	**5.8%**
Cost of sales	-401	0	-22	-16	-439	-4.0%
Gross profit	**745**	**-8**	**52**	**49**	**838**	**6.7%**
Distribution expenses	-131	1	-7	-15	-152	-11.5%
Sales and marketing expenses	-124	-1	-7	-7	-140	-6.0%
Administrative expenses	-76	6	-3	9	-65	12.5%
Other operating income/expenses	19	0	2	4	25	23.7%
Normalized EBIT	432	-3	36	40	505	9.3%
Normalized EBITDA	**499**	**-3**	**40**	**46**	**582**	**9.2%**
Normalized EBITDA margin	43.6%				45.6%	143 bp

Latin America - South	3Q07	Scope	Currency translation	Organic growth	3Q08	Organic growth
Total volumes (thousand Hls)	6 503	0	0	841	7 345	12.9%
Revenue	**213**	**0**	**-13**	**78**	**277**	**36.5%**
Cost of sales	-93	0	8	-41	-126	-43.9%
Gross profit	**119**	**0**	**-5**	**37**	**151**	**30.8%**
Distribution expenses	-19	0	2	-6	-23	-31.3%
Sales and marketing expenses	-28	0	2	-5	-31	-17.0%
Administrative expenses	-13	0	1	-1	-13	-9.4%
Other operating income/expenses	-1	0	0	-3	-3	-605.4%
Normalized EBIT	59	0	-1	22	80	36.8%
Normalized EBITDA	**80**	**0**	**-2**	**24**	**102**	**30.7%**
Normalized EBITDA margin	37.6%				37.0%	-162 bp

Western Europe	3Q07	Scope	Currency translation	Organic growth	3Q08	Organic growth
Total volumes (thousand Hls)	9 311	-288	0	-210	8 812	-2.3%
Revenue	**886**	**-18**	**-43**	**34**	**859**	**3.9%**
Cost of sales	-412	11	28	-10	-384	-2.4%
Gross profit	**474**	**-7**	**-15**	**24**	**476**	**5.2%**
Distribution expenses	-106	3	5	-3	-101	-2.6%
Sales and marketing expenses	-161	6	7	-20	-167	-13.0%
Administrative expenses	-52	-2	1	-1	-54	-1.7%
Other operating income/expenses	-8	-11	-1	-5	-24	-38.2%
Normalized EBIT	147	-11	-3	-4	130	-2.8%
Normalized EBITDA	**226**	**-13**	**-6**	**-1**	**207**	**-0.3%**
Normalized EBITDA margin	25.5%				24.1%	-102 bp

Annex 1 3Q08 segment information (continued)

Central and Eastern Europe	3Q07	Scope	Currency translation	Organic growth	3Q08	Organic growth
Total volumes (thousand Hls)	15 133	0	0	-833	14 300	-5.5%
Revenue	**697**	**0**	**-24**	**34**	**707**	**4.9%**
Cost of sales	-298	0	14	-64	-347	-21.4%
Gross profit	**399**	**0**	**-10**	**-29**	**360**	**-7.4%**
Distribution expenses	-88	0	2	4	-81	5.1%
Sales and marketing expenses	-102	0	3	-24	-123	-23.7%
Administrative expenses	-32	1	1	-4	-34	-12.0%
Other operating income/expenses	-25	0	0	-4	-29	-16.5%
Normalized EBIT	153	1	-4	-57	93	-37.1%
Normalized EBITDA	**207**	**1**	**-6**	**-40**	**162**	**-19.1%**
Normalized EBITDA margin	29.7%				22.8%	-680 bp

Asia Pacific	3Q07	Scope	Currency translation	Organic growth	3Q08	Organic growth
Total volumes (thousand Hls)	12 266	0	0	249	12 516	2.0%
Revenue	**312**	**0**	**-40**	**34**	**306**	**11.0%**
Cost of sales	-151	0	16	-22	-157	-14.8%
Gross profit	**161**	**0**	**-24**	**12**	**149**	**7.4%**
Distribution expenses	-20	0	3	-3	-20	-15.7%
Sales and marketing expenses	-56	0	7	-8	-57	-14.5%
Administrative expenses	-16	0	1	-2	-17	-9.7%
Other operating income/expenses	-2	0	-2	13	9	566.8%
Normalized EBIT	67	0	-16	12	63	17.3%
Normalized EBITDA	**93**	**0**	**-18**	**14**	**89**	**14.8%**
Normalized EBITDA margin	29.8%				29.0%	104 bp

Global Export and Holding Companies	3Q07	Scope	Currency translation	Organic growth	3Q08	Organic growth
Total volumes (thousand Hls)	1 275	0	0	234	1 509	18.4%
Revenue	**77**	**-1**	**-3**	**25**	**98**	**32.8%**
Cost of sales	-63	1	2	-13	-72	-20.5%
Gross profit	**14**	**0**	**0**	**12**	**26**	**86.6%**
Distribution expenses	-8	0	0	-3	-11	-36.6%
Sales and marketing expenses	-11	0	1	2	-9	17.0%
Administrative expenses	-47	2	0	22	-24	48.1%
Other operating income/expenses	77	0	-1	6	82	7.2%
Normalized EBIT	24	2	-1	40	64	151.7%
Normalized EBITDA	**30**	**2**	**-1**	**46**	**77**	**145.2%**

Annex 2 9M08 segment information

Annex 2 - YTD08 segment information (million euro)

InBev Worldwide	9M07	Scope	Currency translation	Organic growth	9M08	Organic growth
Total volumes (thousand Hls)	198 286	-628	0	1 637	199 295	0.8%
Revenue	**10 549**	**-35**	**-261**	**601**	**10 854**	**5.7%**
Cost of sales	-4 363	18	175	-416	-4 586	-9.6%
Gross profit	**6 185**	**-16**	**-86**	**185**	**6 268**	**3.0%**
Distribution expenses	-1 271	0	31	-69	-1 310	-5.5%
Sales and marketing expenses	-1 621	14	52	-129	-1 683	-8.0%
Administrative expenses	-739	-23	5	58	-699	7.7%
Other operating income/expenses	173	-6	-3	24	188	12.9%
Normalized EBIT	2 727	-31	-2	71	2 764	2.6%
Normalized EBITDA	**3 525**	**-36**	**-25**	**150**	**3 614**	**4.3%**
Normalized EBITDA margin	33.4%				33.3%	-45 bp

North America	9M07	Scope	Currency translation	Organic growth	9M08	Organic growth
Total volumes (thousand Hls)	9 413	83	0	119	9 614	1.3%
Revenue	**1 169**	**8**	**-65**	**44**	**1 156**	**3.8%**
Cost of sales	-369	-2	25	-32	-378	-8.6%
Gross profit	**800**	**6**	**-40**	**13**	**778**	**1.6%**
Distribution expenses	-207	-7	10	-9	-213	-4.4%
Sales and marketing expenses	-163	6	9	6	-142	3.9%
Administrative expenses	-61	-1	3	6	-52	10.4%
Other operating income/expenses	3	0	-1	4	6	160.4%
Normalized EBIT	372	4	-19	20	377	5.4%
Normalized EBITDA	**434**	**5**	**-23**	**20**	**436**	**4.6%**
Normalized EBITDA margin	37.1%				37.8%	31 bp

Latin America - North	9M07	Scope	Currency translation	Organic growth	9M08	Organic growth
Total volumes (thousand Hls)	69 533	46	0	1 442	71 021	2.1%
Revenue	**3 354**	**1**	**172**	**189**	**3 716**	**5.7%**
Cost of sales	-1 164	-9	-50	-66	-1 289	-5.7%
Gross profit	**2 191**	**-9**	**122**	**123**	**2 427**	**5.6%**
Distribution expenses	-392	-2	-15	-29	-438	-7.5%
Sales and marketing expenses	-348	-2	-15	-45	-411	-13.0%
Administrative expenses	-194	-22	-8	12	-211	5.8%
Other operating income/expenses	76	28	5	-18	91	-16.9%
Normalized EBIT	1 332	-6	88	43	1 458	3.3%
Normalized EBITDA	**1 519**	**-6**	**96**	**67**	**1 676**	**4.4%**
Normalized EBITDA margin	45.3%				45.1%	-54 bp

Latin America - South	9M07	Scope	Currency translation	Organic growth	9M08	Organic growth
Total volumes (thousand Hls)	20 692	0	0	2 441	23 133	11.8%
Revenue	**681**	**0**	**-76**	**204**	**808**	**29.9%**
Cost of sales	-297	0	36	-90	-351	-30.5%
Gross profit	**384**	**0**	**-41**	**113**	**457**	**29.4%**
Distribution expenses	-56	0	7	-16	-66	-28.4%
Sales and marketing expenses	-88	0	8	-11	-91	-12.1%
Administrative expenses	-33	0	3	-2	-32	-4.8%
Other operating income/expenses	-6	0	0	6	0	107.0%
Normalized EBIT	201	0	-23	91	269	45.1%
Normalized EBITDA	**263**	**0**	**-29**	**99**	**332**	**37.6%**
Normalized EBITDA margin	38.6%				41.1%	228 bp

Western Europe	9M07	Scope	Currency translation	Organic growth	9M08	Organic growth
Total volumes (thousand Hls)	27 173	-824	0	-848	25 501	-3.2%
Revenue	**2 605**	**-46**	**-111**	**-1**	**2 447**	**0.0%**
Cost of sales	-1 217	27	73	-13	-1 130	-1.1%
Gross profit	**1 388**	**-20**	**-37**	**-14**	**1 317**	**-1.0%**
Distribution expenses	-312	8	12	-12	-304	-4.0%
Sales and marketing expenses	-523	20	19	-14	-499	-2.8%
Administrative expenses	-178	-6	3	6	-176	3.3%
Other operating income/expenses	-49	-34	-3	-5	-90	-7.4%
Normalized EBIT	326	-31	-7	-39	248	-12.4%
Normalized EBITDA	**565**	**-37**	**-14**	**-33**	**481**	**-5.9%**
Normalized EBITDA margin	21.7%				19.7%	-124 bp

Annex 2 9M08 segment information (continued)

Central and Eastern Europe	9M07	Scope	Currency translation	Organic growth	9M08	Organic growth
Total volumes (thousand Hls)	38 492	0	0	-1 770	36 722	-4.6%
Revenue	**1 721**	**0**	**-79**	**96**	**1 737**	**5.6%**
Cost of sales	-757	0	45	-157	-870	-20.8%
Gross profit	**963**	**0**	**-34**	**-62**	**868**	**-6.4%**
Distribution expenses	-225	0	9	2	-214	0.9%
Sales and marketing expenses	-301	0	12	-49	-338	-16.1%
Administrative expenses	-99	1	2	10	-86	9.8%
Other operating income/expenses	-75	0	0	-4	-79	-5.7%
Normalized EBIT	264	1	-11	-103	151	-38.8%
Normalized EBITDA	**420**	**1**	**-18**	**-74**	**328**	**-17.6%**
Normalized EBITDA margin	24.4%				18.9%	-537 bp

Asia Pacific	9M07	Scope	Currency translation	Organic growth	9M08	Organic growth
Total volumes (thousand Hls)	29 253	0	0	332	29 585	1.1%
Revenue	**786**	**0**	**-96**	**64**	**754**	**8.1%**
Cost of sales	-388	0	41	-47	-393	-12.1%
Gross profit	**399**	**0**	**-55**	**17**	**361**	**4.2%**
Distribution expenses	-53	0	8	-5	-51	-10.2%
Sales and marketing expenses	-160	0	19	-22	-164	-13.6%
Administrative expenses	-46	0	3	-4	-47	-7.7%
Other operating income/expenses	-2	0	-2	12	8	506.1%
Normalized EBIT	137	0	-27	-2	107	-1.6%
Normalized EBITDA	**213**	**0**	**-35**	**4**	**181**	**1.7%**
Normalized EBITDA margin	27.0%				24.0%	-161 bp

Global Export and Holding Companies	9M07	Scope	Currency translation	Organic growth	9M08	Organic growth
Total volumes (thousand Hls)	3 730	68	0	-78	3 720	-2.1%
Revenue	**233**	**3**	**-5**	**6**	**236**	**2.6%**
Cost of sales	-172	3	5	-10	-174	-5.9%
Gross profit	**60**	**6**	**-1**	**-4**	**62**	**-6.0%**
Distribution expenses	-27	0	0	0	-26	1.3%
Sales and marketing expenses	-36	-9	1	6	-38	12.5%
Administrative expenses	-128	4	0	29	-95	23.5%
Other operating income/expenses	226	0	-2	28	252	12.5%
Normalized EBIT	96	1	-2	60	155	61.9%
Normalized EBITDA	**112**	**1**	**-2**	**68**	**179**	**60.3%**

Annex 3

Reconciliation between Brazilian GAAP and IFRS figures for Latin America for the 9 month period ended 30 September 2008 (9M08)

EBIT Latin America under Brazilian GAAP (Brazil + HILA, as published in the YTD Segment financial information of AmBev's 3Q08 press release) In million BRL	**4 004**
In million euro	**1 566**
Reclassifications	
- Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(9)
- Other operating income/(expense), presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(58)
	1 499
Adjustments	
- Goodwill amortization in Brazilian GAAP, not in IFRS	225
- Other depreciation adjustments (fair value base, InBev rates, commercial intangibles, ...)	3
- Deferred charges (start-up costs capitalized under Brazilian GAAP, expensed in IFRS)	(4)
- Indirect tax incentives (through equity in Brazilian GAAP, in income statement in IFRS)	12
- Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment)	(8)
- Other	-
Normalized EBIT Latin America under IFRS (as published in the 9M08 Segment information of Latin America North and Latin America South in annex 2 of this press release)	**1 727**

END